Exhibit 12.1

CARRIAGE SERVICES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited and in thousands)

	2009	2010	2011	2012	2013
Fixed charges:
Interest expense	$17,731	$17,534	$17,596	$19,446	$12,260
Amortization of capitalized expenses related to debt	767	728	709	685	362
Rental expense factor	1,284	1,602	1,864	1,965	2,180

Total fixed charges	$19,782	$19,864	$20,169	$22,096	$14,802

Earnings available for fixed charges:
Earnings before income taxes	$11,845	$13,447	$12,138	$19,249	$24,462
Add fixed charges before capitalized interest	19,782	19,864	20,169	22,096	14,802

Total earnings available for fixed charges	$31,627	$33,311	$32,307	$41,345	$39,264

Ratio of earnings to fixed charges(1)	1.60	1.68	1.60	1.87	2.65

(1)	For purposes of computing the ratios of earnings to fixed charges: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property.